                                                                  EXHIBIT 99.(q)


                PREMIER ACCUMULATION LIFE(R) INDIVIDUAL FLEXIBLE
                     PREMIUM VARIABLE LIFE INSURANCE POLICY

              DESCRIPTION OF TRANSFER AND REDEMPTION PROCEDURES FOR
           FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES ISSUED BY
                         SYMETRA LIFE INSURANCE COMPANY
                      PURSUANT TO RULE 6e-3(T)(B)(12)(iii)

This document sets forth administrative procedures followed by Symetra Life Insurance Company ("Symetra" or the "Company") in the issuance of its Individual Flexible Premium Variable Life Insurance Policy or (the "Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Owners of their interests in said Policies.

PURCHASE AND ISSUANCE OF POLICIES

A. PREMIUMS AND UNDERWRITING STANDARDS
The Policy is a flexible premium variable life insurance Policy. The Policy provides flexibility regarding the timing and amount of premium payments after the first payment. No additional premium must be paid unless required to pay the ongoing monthly deductions. Additional premium payments may be made at any time while the Policy is in force and may be necessary to prevent Policy lapse. The minimum initial premium must be sufficient to purchase and cover the monthly deductions for the specified amount of insurance coverage and any optional features applied for. The minimum specified initial amount must be at least $100,000 of life insurance under the Policy or $50,000 for age 55 and older issued at the Standard rate, which can be a combination of base Policy coverage and term insurance provided by an optional rider. The specified amount of base coverage must be at least $100,000 or $50,000 for age 55 and older issued at the Standard rate and at issue must be at least 10% of the total specified amount (base plus term coverage combined). We reserve the right to limit premiums or refund any values that would disqualify the Policy as life insurance under the federal Internal Revenue Code.

B. APPLICATION AND INITIAL PREMIUM PROCESSING
Upon receipt of a completed Application, Symetra will follow generally accepted insurance underwriting procedures to evaluate the risk and determine insurability. Standard underwriting may involve medical examinations and may require further information from the proposed Insured before a determination can be made. The policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws, which prohibit unfair discrimination among Owners, but recognize that premiums must be based upon factors such as the insured's age, health or occupation. The insured cannot be over age 80 on the Policy Date. If we receive a Premium and determine that the insured does not meet our underwriting criteria, we will return to you an amount equal to the Premium. No interest will be paid. A Policy will not be issued until underwriting procedures have been completed. If we determine that the insured does meet our underwriting criteria and a Premium has been received, the effective date of the policy will be the date the application was received in good order at Symetra.

C. PREMIUM ALLOCATION
On the Policy application, the Owner may allocate the premiums in one or more of the available portfolios and/or the fixed account. The Fixed Account provides a fixed interest rate guarantee provided by Symetra's general account. Symetra initially invests the portion of the Premium allocated to variable portfolios in the Fidelity Money Market Portfolio.

D. RIGHT TO EXAMINE
The Owner may examine the Policy and if for any reason is not satisfied, the Owner may cancel the Policy by returning it to us with a written request for cancellation by the later of: (a) the 30th day after receipt; or (b) the 45th day after Part I of the application was signed. If the Policy is canceled, Symetra will refund an amount equal to the premium payments made under the Policy. If you elect to use electronic funds transfer for your initial premium payment and cancel the Policy under this provision, you will be refunded an amount equal to your initial premium payment despite any investment loss. If required by state law, we will also refund any investment gain along with your initial premium payment. Your availability to choose investments may be limited during part of the right to examine period.

TRANSFERS AMONG PORTFOLIOS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. Therefore, we reserve the right to reject any transfer request from any person if, in our judgment, a portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected.

A. TRANSFER RULES
A transfer is considered any single request to move assets between one or more portfolios. Subject to restrictions during the "right to examine period", you may transfer Policy value from one Portfolio to another, from the portfolios to the Fixed Account, or from the Fixed Account to any Portfolio. We must receive notice of the transfer by either Written Notice, or an authorized telephone transaction. Symetra reserves the right to limit transfers from the fixed account in the following manner:

   -  postpone the transfer for 30 days;
   - reduce the amount of the transfer to not more than 25% of the amount available for transfer in the fixed account; and
   - limit the total number of transfers to one per Policy year. If limited, the transfer will be effective on the Policy anniversary after the date we receive it.


Two types of scheduled transfers are available under the Policy; Dollar Cost Averaging and Portfolio Rebalancing

   - Through Dollar Cost Averaging you can systematically transfer set amounts each month or quarter from any portfolio or the fixed account to any of the other portfolios or the fixed account.

   - After your money has been invested, the performance of the portfolios may cause the percentage in each portfolio to change from your original allocations. Through Portfolio Rebalancing, you can instruct us to adjust your investment percentages in the portfolios and fixed account to maintain a predetermined mix on a monthly, quarterly, semi-annual or annual basis. Portfolio Rebalancing can be used with Dollar Cost Averaging.

We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.

REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. POLICY LOANS
You may take loans in any amount up to 90% (or other maximum required by your state) of your Policy net cash surrender value. Loan requests must be made in writing. Unless you tell us differently, we will deduct loan amounts from the portfolios and the fixed account in the same proportion as we take monthly deductions. If this is not possible, we deduct loan amounts on a pro rata basis from the portfolios. Once we receive your request in good order, the loan will be effective as of the next close of the NYSE. Loan amounts are not available for withdrawal or surrender.

Loaned amounts do not participate in earnings from the portfolios or receive higher interest rate guarantees in the fixed account. For this reason, loans, whether or not repaid, have a permanent affect on the amount of money you are able to accumulate in your Policy.

PREFERRED LOAN. The cost of a loan is equal to the difference, if any, between the interest rate we credit and the interest rate we charge on the loan amount. Loans that are credited and charged at the same interest rate have no cost. During the first ten Policy years, we call these no-cost loans "preferred".

INTEREST RATES. Loan amounts are credited with interest at a minimum annual effective rate of 4%. Loan amounts are also charged interest. The interest rate charged on new and existing loans is set each Policy anniversary, subject to a maximum rate that is the greater of:

- Moody's Corporate Bond Yield Average for the calendar month that ends two months before your Policy anniversary date; or
-  5%.

The current loan interest rate charged on non-preferred loans under the Policy is an annual effective rate of 6%. The annual effective interest rate credited on the loan amount is 4%. This results in an annualized cost to you of 2% for non-preferred loans. Changes in the loan interest rate we charge will never be less than 0.5% up or down. We will notify you in advance of any change in the cost of your loan.

B. WITHDRAWALS
After the first Policy year, you may withdraw part of the Policy value. The Policy value will be reduced by the amount of the withdrawal and the death benefit will be reduced by the amount of the withdrawal. Withdrawals may have tax consequences.

WITHDRAWAL RULES
   - Withdrawal requests must be sent to us in writing, either by mail or facsimile.
   -  There is no minimum withdrawal amount.
   - The maximum amount is the Policy Net Cash Surrender Value less monthly deductions for three months.
   - For tax purposes, withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a Modified Endowment Contract.
   - Withdrawals will be deducted from the portfolios and the fixed account in the same proportion as we take monthly deductions or, if this is not possible, on a pro rata basis from the portfolios.
   - Once we receive your request in good order, withdrawals from the portfolios will be effective as of the next close of the New York Stock Exchange ("NYSE").

   We reserve the right to refuse any withdrawal request that reduces the face amount below the minimum we require for Policy issue or that would disqualify the Policy as life insurance under the federal Internal Revenue Code.

C. FULL SURRENDER
While the insured is alive, you may terminate the Policy for its Net Cash Surrender Value. Following a full surrender, all your rights in the Policy end, and the Policy may not be reinstated.

SURRENDER CHARGE. Unlike many other life insurance policies, there is no charge on withdrawals while this Policy remains in force. The surrender charge is for expenses incurred in connection with the promotion, sale, and distribution of the policies. We may reduce or eliminate the amount of the surrender charge when the Policy is sold under circumstances that reduce our sales expense. There is a surrender charge against the Policy value during the first ten Policy years if you:

-  request a reduction in the face amount of insurance;
-  surrender the Policy for value; or
-  allow the Policy to lapse.

The surrender charge will be the lesser of:

a) 50% during the first six Policy years of an amount equal to one annual premium (calculated as if you paid level premiums until the insured age 95 and assuming an annual effective return of 5%), decreasing by 10% each year until there is no surrender charge for years eleven and later; or

b) 30% of actual premiums received during the first Policy year up to an amount equal to the annual level premium described in method (a) above, plus 9% of all other premium paid and less the amount of any pro rata surrender charge previously made under the Policy.

The amount and duration of this charge varies by the insured's sex, issue age (or attained age at the time of any increase), risk and rate class, specified amount of insurance coverage, and the length of time the Policy has been in force. Your registered representative can provide you with a hypothetical illustration of Policy values based on planned premiums which includes the surrender charge.

If you increase your face amount, a new surrender charge and a new ten-year period will apply to the amount of the increase. If you request a reduction in face amount, we will deduct a pro rata surrender charge from your Policy value.


D. DEATH BENEFIT CLAIMS
Upon receipt of proof that the insured died while the Policy was in force, we will pay the death proceeds to the beneficiary. The death proceeds equal:

   a) the death benefit under the Policy; plus
   b) any benefits due from riders; less
   c) any loans and loan interest; and less
   d) any overdue charges if the insured dies during the grace period.

E. GRACE PERIOD, LAPSE AND POLICY REINSTATEMENT

GRACE PERIOD. You must have enough money in your Policy to cover the monthly deductions and any surrender charges. If you don't have enough money to cover these charges, your Policy will go into a 61-day grace period. The grace period begins on the date we mail a notice of the premium necessary to keep this Policy in force. We will mail this notice to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period, but the Policy has no value for purposes of Policy loans, surrenders or transfers.

LAPSE. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value ("lapse") as of the first day of the grace period. If the insured dies during the grace period, we will deduct monthly deductions due but not paid from the death benefit proceeds payable.

REINSTATEMENT. If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within five years of the date of lapse. Reinstatement allows you to keep your original Policy anniversary date and may or may not result in lower monthly deductions than you would incur under a new Policy. To reinstate your Policy you must:

-  provide us satisfactory evidence of insurability;
- pay enough premium to cover monthly deductions for three months after the reinstatement date;
-  pay any indebtedness that existed at the end of the grace period; and

- pay enough premium to cover the monthly deductions that were due during the grace period.

Unlike many companies, we do not ask you to pay premium for the period after the Policy lapsed and before reinstatement, nor is there insurance coverage for this period. Coverage will reinstated effective the date we approve your reinstatement application.

You may not reinstate a Policy that you surrendered for Policy value.


GUARANTEED DEATH BENEFIT. The Guaranteed Death Benefit Endorsement guarantees that your Policy will not lapse prior to the end of the Policy year that the insured turns age 80, as long as premium requirements are met. This protects your insurance coverage if your Policy value drops below the amount normally required to keep your Policy in force. There is no charge for this endorsement, but a minimum level of monthly premium is required to keep the endorsement in force. This endorsement may not be available in all states.

The endorsement will lapse if the total premiums paid, less any withdrawals, loan, and loan interest, are less than the sum of monthly guaranteed death benefit premiums required since Policy issue. You will then have 61 days to pay the required premium or the endorsement will terminate and cannot be reinstated.

F.  DISABILITY WAIVERS
The Policy has available certain optional benefits or riders which allow waiver of certain charges and/or payment of benefits when the Insured is totally disabled.

   - WAIVER OF PREMIUM - PRIMARY INSURED we will pay the Waiver of Premium Benefit amount while the primary insured is totally disabled.

   - WAIVER OF MONTHLY DEDUCTION - PRIMARY INSURED waives all monthly deductions from the Policy that occur while the primary insured is totally disabled.

   - ACCIDENTAL DEATH BENEFIT pays an additional benefit upon the insured's death resulting from an accident.

G. MISSTATEMENT OF AGE OR SEX
If the age or sex of the insured has been incorrectly stated, the death benefit and any benefits provided by riders will be adjusted to reflect the death benefit that would have been purchased at the correct age or sex using the cost of insurance rate in effect when the Policy was issued.